VIA EDGAR CORRESPONDENCE

October 28, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Filings, Information & Consumer Services

RE:	SA Funds – Investment Trust
SEC File Nos. 333-70423; 811-09195
Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A

Dear Ms. Stout:

On behalf of SA Funds – Investment Trust (the “Trust”), this letter responds to comments that you provided to me via telephone on October 9, 2008, concerning the above-referenced Post-Effective Amendment (“Post-Effective Amendment”), which was filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2008, pursuant to Rule 485(a) of the Securities Act of 1933, as amended.

Your comments and the Trust’s responses are set forth below. Defined terms used but not defined herein have the meanings ascribed to them in the Post-Effective Amendment.

Prospectus – Asset Allocation and Investment Philosophy

1.                    Comment: The Prospectus states that the Adviser provides advisors with exclusive “turn-key” asset allocation and management programs (the “Structured Investing Programs”). Define what the Adviser means by “turn-key.”

Response: The Trust has modified the disclosure as follows (new language underlined; deleted language [bracketed]):

In addition to managing the SA Funds, the Adviser offers structured asset allocation strategy tools to certain clients and RIAs that are designed to allocate investments according to certain investment objectives and risk tolerance levels.  For example, as part of its structured assets approach, the Adviser provides advisors with exclusive [“]turn[-]key[“] asset allocation and management programs (the “Structured Investing Programs”). “Turnkey” refers to the Structured Investing Programs, in which the Adviser provides certain proprietary communications materials, financial and investment planning tools, model portfolios and the capability to create customized portfolios, systems for setting up accounts, depositing and transferring cash and securities, constructing and rebalancing portfolios, performance reporting, billing and payment services, and secure website access to account data.  The Structured Investing Programs are proprietary systems that may invest a part or all of a client’s assets into a portfolio of the SA Funds (an “Investor Portfolio”).  Thereafter, the Adviser will periodically rebalance an Investor Portfolio within the designated asset allocation range.  An investor does not pay a fee to the Adviser for its services on monies invested in the SA Funds.  The Adviser is compensated by advisory and other fees paid by the SA Funds.  Clients may be charged a fee for investments in securities and/or funds of unaffiliated issuers.

In addition to [asset allocation and rebalancing] the above services, the Adviser [provides many other services to investors and advisors utilizing the Structured Investing Programs such as monitoring investor portfolios, generating performance reports and quarterly statements, communicating with investors and advisors, providing online data to advisors, and conducting advisor education seminars about] conducts advisor education about the history of investing, Structured Investing asset allocation strategies, portfolio structuring, and communicating with investors.  (See “Management - Distribution and Marketing Expenses Incurred by the Adviser” for additional information about conferences, seminars, and other educational and informational activities the Adviser conducts for advisors.)

Prospectus – SA Global Fixed Income Fund - Goal

2.                    Comment: The Prospectus states that the SA Global Fixed Income Fund’s goal is to maximize total return available from a universe of high-quality fixed income investments maturing in five years or less while targeting the duration of the Fund’s benchmark index. Disclose what that benchmark index is.

Response: The Trust has modified the disclosure as follows (new language underlined):

The Fund’s goal is to maximize total return available from a universe of higher-quality fixed income investments maturing in five years or less from the date of settlement while targeting the duration of the Citigroup World Government Bond Index 1-5 Year Currency Hedged U.S. Dollar, the Fund’s benchmark index.

Prospectus – SA Global Fixed Income Fund – Principal Investment Strategies

3.                    Comment: The Prospectus states that the SA Global Fixed Income Fund may invest in fixed income securities of foreign issuers including foreign governments and supranational organizations. Disclose the countries of the foreign issuers that the Fund may invest in and what percentage of the Fund’s total assets may be invested in foreign issuers.

Response: The Trust has modified the disclosure as follows (new language underlined; deleted language or moved language [bracketed]; relocated language italicized):

The Fund [will] primarily invests in fixed income securities that mature within five years from the date of settlement.  The Fund has a non-fundamental investment policy that, under normal circumstances, it will invest at least 80% of its net assets in fixed income securities.  If at any time the Board of Trustees votes to reduce or eliminate the percentage requirement of this non-fundamental investment policy, shareholders will be notified at least sixty days prior to the change[, and the Fund will change its name. The Fund may invest in fixed income securities issued by foreign governments or their agencies and instrumentalities such as bills, notes, bonds and other debt securities and may invest in debt securities of supranational organizations. With respect to corporate debt obligations and commercial paper, the Fund generally invests in securities of companies whose commercial paper is rated at least A1 by S&P or Prime 1 by Moody’s at the time of investment.  If the issuer’s commercial paper is unrated, then the issuer’s debt security would have to be rated at least AA by S&P or Aa2 by Moody’s.  If purchasing unrated commercial paper, the company shall have an unsecured debt rating of AAA by S&P or Aaa by Moody’s.  If there is neither a commercial paper rating nor a rating of the debt security, then the Sub-Adviser must determine that the debt security is of comparable quality to equivalent issues of the same issuer rated at least AA or Aa2.  The Fund may also invest in debt securities of foreign issuers rated at least AA by S&P or Aa2 by Moody’s at the time of investment.  These securities may be denominated in currencies other than U.S. dollars, including the Euro.  All ratings described above apply at the time of investment].

The Fund may invest in Treasury bonds, bills and notes and obligations of federal agencies and instrumentalities.  Some U.S. government obligations in which the Fund may invest, such as Treasury bills, notes and bonds and securities guaranteed by the Government National Mortgage Association (GNMA), are supported by the full faith and credit of the United States; others, such as those of the Federal Home Loan Banks and Federal Home Loan Mortgage Corporation, are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the Federal National Mortgage Association (FNMA), are supported by the discretionary authority of the U.S. government to purchase the agency’s obligations; and still others, such as those of Sallie Mae, are supported only by the credit of the instrumentality.  As of September 2008, obligations issued by Federal Home Loan Mortgage Corporation and FNMA may also be protected under the conservatorships established by the Federal Housing Finance Agency.  There is no guarantee that the U.S. government will support securities not backed by its full faith and credit.  Accordingly, although these securities historically have involved little risk of loss of principal if held to maturity, they may involve more risk than securities backed by the U.S. government’s full faith and credit. The Fund may also invest in fixed income securities issued or guaranteed by foreign governments or their agencies and instrumentalities such as bills, notes, bonds and other debt securities and may invest in debt securities of supranational organizations.

With respect to corporate debt obligations, the Fund is authorized to invest in nonconvertible corporate debt securities (e.g., bonds and debentures), which are issued by companies whose commercial paper is rated A1 or better by S&P or Prime 1 by Moody’s, and dollar-denominated obligations of foreign issuers issued in the U.S. If the issuer’s commercial paper is unrated, then the debt security would have to be rated at least AA by S&P or Aa2 by Moody’s. If there is neither a commercial paper rating nor a rating of the debt security, then the Sub-Adviser must determine that the debt security is of comparable quality to equivalent issues of the same issuer rated at least AA or Aa2. Debt securities of foreign issuers must be rated at least AA by S&P or Aa2 by Moody’s. With respect to commercial paper, the Fund is authorized to invest in commercial paper rated at the time of purchase, A1 or better by S&P or Prime 1 by Moody’s, or, if unrated, issued by a corporation having an outstanding unsecured debt issue rated AAA by S&P or Aaa by Moody’s.

The types of bank and bank holding company obligations in which the Fund may invest include: dollar-denominated certificates of deposit, bankers’ acceptances, and commercial paper and other debt obligations that mature within five years of the date of settlement, provided such obligations meet the Fund’s established credit rating criteria as stated under “Description of Investments” in “More About SA Funds – Description of Investments – SA Fixed Income Funds.”

These securities may be denominated in currencies other than U.S. dollars, including the Euro.  All ratings described above apply at the time of investment.  The Fund invests in foreign issuers in countries with developed markets designated by the Investment Committee of the Sub-Adviser from time to time.  As of the date of this Prospectus, the Fund is authorized to invest in foreign issuers in Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Japan, the Netherlands, New Zealand, Norway, Spain, Sweden, Switzerland and the United Kingdom.  The Investment Committee of the Sub-Adviser may authorize other countries for investment in the future, in addition to the countries listed above.  The Sub-Adviser will determine when and whether to invest in countries that have been authorized, depending on a number of factors, such as asset availability in the Fund and characteristics of each country’s market.  In addition, the Fund may continue to hold securities of developed market countries that are not listed above as authorized countries but had been authorized for investment in the past.  The Sub-Adviser may invest up to 100% of the Fund’s total assets in foreign issuers.

Prospectus – SA Global Fixed Income Fund – Principal Investment Strategies

4.                    Comment: The Prospectus states that the SA Global Fixed Income Fund will pursue its goal by investing primarily in (among other things) obligations of other foreign issuers, corporate debt obligations, commercial paper, bank obligations and repurchase agreements. Clarify whether “obligations of other foreign issuers” includes government or corporate debt obligations and whether commercial paper, bank obligations and repurchase agreements include U.S. and foreign issuers of commercial paper, bank obligations and repurchase agreements.

Response: The Trust has modified the disclosure as follows (new language underlined):

The Fund pursues its goal by investing primarily in:

•                                         obligations issued or guaranteed by the U.S. and foreign governments, their agencies and instrumentalities;

•                                         obligations of supranational organizations, such as the World Bank and the European Investment Bank;

•                                         obligations of other U.S. and foreign issuers including:

•                                         corporate debt obligations;

•                                         commercial paper;

•                                         bank obligations; and

•                                         repurchase agreements.

Prospectus – Fees and Expenses – Annual Fund Operating Expenses – SA Global Fixed Income Fund

5.                    Comment: Confirm whether this Fund will have Acquired Fund Fees and Expenses to disclose.

Response: The Fund does not currently have Acquired Fund Fees and Expenses to report. The Trust confirms that to the extent the SA Global Fixed Income Fund has Acquired Fund Fees and Expenses, they will be disclosed as required by Item 3 of Form N-1A.

Prospectus – Fees and Expenses – Annual Fund Operating Expenses – SA Global Fixed Income Fund, SA U.S. Market Fund, SA U.S. Value Fund, SA U.S. Small Company Fund, SA International Value Fund and SA International Small Company Fund

6.                    Comment: To reference a contractual expense cap in the body of the Fee Table, it must have a term of at least one year from the date of the Prospectus.

Response: The Trust has entered into a new expense limitation agreement between LWI Financial Inc. and SA Funds – Investment Trust on behalf of SA Global Fixed Income Fund, SA U.S. Market Fund, SA U.S. Value Fund, SA U.S. Small Company Fund, SA International Value Fund and SA International Small Company Fund (the “Funds”), which extends the term of the expense cap for the Funds from July 15, 2009 to July 15, 2012. A copy of this new expense limitation agreement will be filed as an exhibit to the Trust’s next Post-Effective Amendment.

Prospectus – Fees and Expenses – Example – SA Global Fixed Income Fund, SA U.S. Market Fund, SA U.S. Value Fund, SA U.S. Small Company Fund, SA International Value Fund and SA International Small Company Fund

7.                    Comment: Confirm that the reduction for fee waivers or reimbursement in the fee example is only for the term of the fee waiver or reimbursement.

Response: The fee examples for the Funds reflect the contractual term of the fee waiver.

The Trust understands that it is responsible for the adequacy and accuracy of the disclosure in its registration statements; staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff does not foreclose the SEC from taking any action with respect to the registration statement; and the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

We trust the foregoing is responsive to your comments. Please contact me at (617) 937-5524 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Brian F. Link

Brian F. Link, Esq.

cc:                                 Steve K. McGinnis, Chief Compliance Officer, SA Funds – Investment Trust

R. Darrell Mounts, Esq., K&L Gates LLP